SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications reports Results of Extraordinary General Meeting of Shareholders

PARTNER COMMUNICATIONS REPORTS
RESULTS OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

Rosh Ha’ayin, Israel, April 23, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced today the results of the Extraordinary General Meeting of Shareholders (“the Meeting”), that was held on April 22, 2009 at Partner’s offices in Rosh Ha’ayin, Israel.

At the Meeting, all the proposals set forth in Partner’s proxy statement dated March 17, 2009 (the “Proxy Statement”) sent in connection with the Meeting, were approved by the required majorities. The proposals were as follows:

(i)	to approve the re-appointment of Dr. Michael Anghel as an external director (Dahatz) and that no change is made to his remuneration or to the provisions of his director’s indemnification and the director’s insurance policies; and

(ii)	to approve certain amendments to the Company’s 2004 Share Option Plan.

For further information concerning the proposals, please refer to the Proxy Statement.

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About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.898 million subscribers in Israel (as of December 31, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V.P. Corporate Development, Strategy and IRO
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: April 23, 2009